ANSLOW & JACLIN, LLP                                          RICHARD I. ANSLOW
Counselors at Law                                  EMAIL: RANSLOW@ANSLOWLAW.COM

                                                                GREGG E. JACLIN
                                                   EMAIL: GJACLIN@ANSLOWLAW.COM
                                                  -----------------------------
                                                                 AMOD CHOUDHARY
                                                EMAIL: ACHOUDHARY@ANSLOWLAW.COM

November 12, 2004

Mr. Roger Schwall
Division of Corporation Finance
U.S. Securities & Exchange Commission
Mail Stop 0405
Washington, D.C.  20549

     Re:  Western Exploration Inc.
          Registration Statement on Form SB-2
          Filed on August 11, 2004, as amended October 22, 2004

Dear Mr. Schwall:

We represent Western Exploration Inc. We are in receipt of your letter dated November 2, 2004 and the following sets forth our comments to same:

Auditor's Report
----------------

1. We note your response to prior comment 1 indicating that the auditors report has been revised. However, this does not appear to be the case. We did note a change to the auditor's consent to indicate the financial statements were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please revise the auditor's report on page F-1 to indicate that the audit was performed in accordance with Standards of the Public Accounting Oversight Board (United States).

     Answer: The auditor's report on page F-1 has been revised to indicate that the audit was performed in accordance with Standards of the Public Accounting Oversight Board (United States).

Financial Statements
--------------------

General
-------

2. Please revise each page of the financial statement for the six months ended June 30, 2004 and from inception through June 30,2004 to indicate that they are unaudited.

     Answer: Each page of the financials statements for the six months ended June 30, 2003 have been revised to indicate that they are unaudited.

3. We note that you inappropriately included a Statement of Operations for the five months ended December 31, 2003. Please revise to remove this statement from your filing.

     Answer: The Statement of Operations for the five months ended December 31, 2003 has been removed.

4. Please remove financial statement footnote disclosures that relate to items that were inapplicable during the period covered by your financial statements. For example, and without limitation, your refer to mining property, land, equipment (and related policies for depreciation) inventory, and reclamation accruals. Yet none of these items is reflected on your balance sheet. As to reclamation costs, refer to SFAS 143, which prescribes different accounting treatment than what you indicate in your policy note would be appropriate. Please call April Sifford at the phone number indicated below to discuss this comment before responding to this letter or filing a further amendment to your filing.

     Answer: The financial statements have been revised in accordance with this question and the conversation with the SEC.


Engineering Comments
--------------------
Description of Business, page 21
--------------------------------

5. In the "Description of Business" sub-section, the market capacity for limestone materials in British Columbia is reviewed and a growth rate is forecast. Disclose specific limestone tonnage consumption, referencing major industries, with annual purchases to complete this marketing evaluation. Clarify the competitive advantages of your limestone product. Is your present business plan to be the "supplier of last resort"? Generally, competitive advantages such as product quality, shorter transportation distances, timely delivery, and access to modern loading facilities suggest significant cost advantages, which may allow entry into a competitive marketplace.

     Answer: The Company does not have the latest figures but has been advised by Mr. George Simandl, author of the Industrial Minerals in British Columbia 2003, that there has been a big shift in production figures among the producers and these numbers will be incorporated into the 2004-2005 report that will be coming out early next year. Mr. Simandl has promised to keep management informed of the changes in the market place. This revelation will not alter the Company's initial focus on the Fraser Valley market place. The Company's Mount McGuire limestone occurrence is located one hour trucking distance to the market we are targeting. Texada Quarrying, the major limestone supplier on the west coast must quarry, stock pile, load a barge, tow the barge 100 miles, off load the barge, load trucks and then truck the limestone products one and half to two hours to the Fraser Valley. The SB2 has been revised to disclose that the Company believes if its deposit has the quality of limestone required in the market it will be able to be the primary supplier to Fraser Valley market. However, going after a local market does not preclude the Company from pursuing a much larger market in the future. The Company believes that its position will actually be strengthened since a major purchaser will be more comfortable dealing with a producer who is planning on expanding their production rather than an unknown group who is planning on commencing production.

Agriculture Project Growth, page 10
-----------------------------------

6. In the forth paragraph of this section, revise "market program" to "market evaluation."

     Answer: The fourth paragraph of this section has been revised to replace "market program" with "market evaluation".

Phase IV, page 12
-----------------

7. In reference to your discussion of the scoping study, a scoping study provides a marginal or very preliminary cost evaluation. A business plan may be based on these estimates, but does not increase the quality of the cost estimate and cannot be substituted for a preliminary feasibility study or a final feasibility study. Disclose the differences between a scoping study, a preliminary feasibility study and a final feasibility study. Discuss how these different studies influence you business plan.

     Answer: The present concept of developing the massive Mount McGuire limestone resource is to produce profitable limestone products to hold the property for future years. The Company's Director, Vic Bowman carried out a Lower Mainland aggregate study 25 years ago. Senior executives in his company did not heed his warning that aggregate supplies would drop and demand would soar. If demand continues to increase in the Lower Mainland and the west coast of United States the ownership of an operating facility with permits and the ability to substantially increase production will be a valuable asset of the company. If the future demand is muted than the company can still be profitable with a more modest production to supply the Fraser Valley market.

               The SB-2 has been revised to disclose that the concept of carrying out a scoping study, pre-feasibility study, and feasibility study and business plan would match the situation if a large quarry was being contemplated. If in our market analysis over the next year or two it becomes apparent that we are too modest in our predictions and a large market opportunity opens up, we would revise our thinking. We would then carry out a formal approach to the testing and development of the Mount McGuire limestone occurrence and the accompanying feasibility studies.

               The Company's present thinking is based on the premise that if the scoping study shows a positive return for the Fraser Valley market, the production costs and markets would be refined within the formal analysis carried our in the business plan. The cost elements for a small quarry operation with truck delivery to local markets are easily obtained. The biggest decision would be to determine whether we should be entering into seasonal contracts with local materials processors and trucking companies or to build our own quarrying, processing and trucking permanent facilities. This type of analysis would be carried out as part of the review of different scenarios within the confines of the business plan.


Very truly yours,

ANSLOW & JACLIN, LLP


By:  /s/ Gregg E. Jaclin
--------------------------------
         GREGG E. JACLIN

GEJ/tf